SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               Schedule 13D

                 Under the Securities Exchange Act of 1934
                        (Amendment No. __________)*

                                MFRI, INC.
                             (Name of Issuer)

                        Common Stock, no par value
                      (Title of Class of Securities)

                               552721 11 02
                              (CUSIP Number)

                             Henry M. Mautner
                            7720 Lehigh Avenue
                           Niles, Illinois 60714
                             (847) 966-1000
                    (Name, Address and Telephone Number
                      of Person Authorized to Receive
                        Notices and Communications)

                             December 30, 1996
          (Date of Event Which Requires Filing of this Statement)

                      (continued on following pages)

                            (Page  of 7 pages)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1
NAME OF REPORTING PERSONS                        Henry M. Mautner
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS ###-##-####


2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)
                                                            (b)


3
SEC USE ONLY


4
SOURCE OF FUNDS* (See Item 3)                                  OO


5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6
CITIZENSHIP OR PLACE OF ORGANIZATION                         U.S.


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH
7
SOLE VOTING POWER                                         448,688



8
SHARED VOTING POWER                                         3,000



9
SOLE DISPOSITIVE POWER                                    376,162



10
SHARED DISPOSITIVE POWER                                   75,526


11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          451,688


12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*


13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          9.1 %


14
TYPE OF REPORTING PERSON*                                        IN


              * SEE INSTRUCTIONS BEFORE FILLING OUT!

                           Introduction

     This Statement constitutes the initial filing of Henry M. Mautner (the "Reporting Person"), Vice Chairman of the Board of MFRI, Inc. (the "Company" or "MFRI"). On December 30,1996, pursuant to an Agreement for Merger dated October 25, 1996 by and between Midwesco,Inc. ("Midwesco") and MFRI, as amended, Midwesco merged with and into MFRI. Prior to the consummation of the Merger ("Merger Consideration"), the Reporting Person owned approximately 20% of the outstanding capital stock of Midwesco. As consideration for the Merger, MFRI issued an aggregate of 2,124,298 shares of common stock, par value $.01 per share, of MFRI ("MFRI Common Stock") to Midwesco's shareholders, 419,938 shares of which were issued to the Reporting Person or
183.7 shares of MFRI Common Stock for each share of Midwesco capital stock owned by him immediately prior to the Merger.

Item 1.        Security and Issuer

          The class of equity securities to which this Statement relates is the MFRI Common Stock. The Company's principal executive offices are located at 7720 Lehigh Avenue, Niles, Illinois 60714.

Item 2.        Identity and Background

          (a)            Name:     Henry M. Mautner

          (b) and (c)    Present Principal Occupation and Business Address:

                         Vice Chairman of the Board
                         MFRI, Inc.
                         7720 Lehigh Avenue
                         Niles, Illinois 60714

          (d) and (e) Henry M. Mautner has not, during the last five years,
              (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.        Source and Amount of Funds or Other Consideration

          As a result of the Reporting Person's ownership of capital stock of Midwesco, he received 419,938 shares of MFRI Common Stock in the Merger.

Item 4.        Purpose of the Transaction

          (a)-(c) and (e)-(j) Other than the Merger, which was consummated on December 30, 1996, the Reporting Person has no plans or proposals that would result in any of the consequences listed in paragraphs (a)-(c) and
     (e)-(j) of Item 4 of Schedule 13D.

          (d) As stated in the definitive proxy statement dated November 12, 1996 relating to the Special Meeting of stockholders of MFRI held on December 16, 1996, the Board of Directors of MFRI intends to elect Bradley E. Mautner as Vice President of MFRI and Don Gruenberg as Vice President and Director of MFRI.


                  [continued on following pages]

Item 5.   Interest in Securities of the Issuer

          (a), (b) and (c) Set forth in the table below are the number and percentage of shares of MFRI Common Stock beneficially owned by the
     Reporting Person:
    Number of       Number of        Number of        Number of
    Shares          Shares           Shares           Shares           Aggregate
    Beneficially    Beneficially     Beneficially     Beneficially     Number of      Percentage
    Owned with      Owned with       Owned with       Owned with       Shares         of Shares
    Sole            Shared           Sole             Shared           Beneficially   Beneficially
    Voting Power    Voting Power     Disposative PowerDisposative PowerOwned          Owned
    448,688 (1)     3,000 (2)        376,162 (3)      75,526 (4)       451,688        9.1 %

    (1) Includes 419,938 shares of MFRI Common Stock acquired in the Merger. See "Introduction."The Filing person has effected no other transactions in MFRI Common Stock during the past 60 days.
              Also includes 28,750 shares that are subject to stock options granted by MFRI that were exercisable on December 30, 1996 or which have or will become exercisable within 60 days thereafter.

    (2) Includes 3,000 shares of MFRI Common Stock held in joint tenancy with the Reporting Person's spouse,1,500 of which the Reporting Person disclaims beneficial ownership of.

    (3) Represents the shares identified in Note (1) less shares placed in escrow pursuant to the Merger Agreement (the "Escrow Shares").

    (4)   Represents the shares identified in Note (2) plus the Escrow Shares.

    Item 6. Contract, Arrangements, Understanding or Relationships with respect to Securities of Issuer

         Pursuant to the Merger Agreement, the shareholders of Midwesco placed an aggregate of 300,000 shares of MFRI Common Stock received by them in the Merger (including 59,304 shares owned by the Reporting Person) in an escrow account to support Midwesco's indemnification obligations under the Merger Agreement and up to 66,890 additional shares (including 13,222 shares owned by the Reporting Person) in a special escrow related to the litigation liabilities assumed by MFRI. The Reporting Person retains all voting and divided rights relating to such shares. Except for the Merger Agreement, and the stock options granted under MFRI's stock option plans, the Reporting Person is not a party to any contracts, arrangements or understandings with respect to any securities of MFRI.

Item 7.  Material to be Filed as Exhibits

          Exhibit A  -    Agreement for Merger, dated October 25, 1996, by and
         between MFRI, Inc. and Midwesco, Inc. [Incorporated by reference to pages A-1 to A-35 of the Company's Proxy Statement dated
         November 12, 1996 relating to the Special Meeting of Stockholders held on December 16, 1996 (SEC File No. 1-18370)]

          Exhibit B  -    Agreement and Plan of Merger, as amended, dated
         October 25, 1996, by and between MFRI, Inc. and Midwesco, Inc. [Incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K of MFRI, Inc. dated December 30, 1996 (SEC File
         No. 1-18370)]

     After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  January 9, 1997


                                  /s/  Henry M. Mautner
                                  Henry M. Mautner

























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